Exhibit 99.2

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Precision Drilling Corporation (Precision) 800, 525 – 8th Avenue S.W. Calgary, Alberta, Canada T2P 1G1

Item 2	Date of Material Change

October 6, 2025

Item 3	News Release

A news release reporting the material change was disseminated through the services of Globe Newswire on October 6, 2025.

Item 4	Summary of Material Change

On October 6, 2025, Precision Drilling’s Board of Directors (the Board) announced that Mr. Carey Ford has been appointed as President and Chief Executive Officer and as a member of the Board. He succeeds Kevin Neveu, who retired as President and Chief Executive Officer and as a member of the Board. The Board also announced the appointment of a Chief Operating Officer and Chief Financial Officer.

Item 5

Full Description of Material Change

On October 6, 2025, The Board of Precision announced that, as part of its long-standing succession plan, Mr. Carey Ford has been appointed as President and Chief Executive Officer and as a member of the Board. He succeeds Kevin Neveu, who has retired after serving as President and Chief Executive Officer and as a member of the Board since 2007.

The Board also announced two key leadership appointments. Gene Stahl has been appointed Chief Operating Officer and Dustin Honing has been named Chief Financial Officer.

Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance of Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officers

For more information, please contact Lavonne Zdunich, Vice President, Investor Relations – lzdunich@precisiondrilling.com, 403-716-4500

Item 9	Date of Report

October 7, 2025